Exhibit 99.1

Evogene Reports First Quarter 2021 Financial Results

Conference call and webcast: today, May 26, 2021, 9:00 am ET

Rehovot, Israel – May 26, 2021 – Evogene Ltd. (NASDAQ: EVGN, TASE: EVGN), a leading computational biology company targeting to revolutionize life-science product discovery and development across several market segments, announces today its financial results for the first quarter of 2021.

Mr. Ofer Haviv, Evogene's President and CEO, stated, “A major corporate target for this year and the year following is value creation and its recognition by the capital markets, through Evogene’s subsidiaries. Two main paths to achieve this target in life-science based companies, such as our subsidiaries, are: product advancement and commercialization, and demonstration of their underlying technological advantage.

With respect to product advancement, in 2021-2022, all our subsidiaries have significant milestones for pipeline advancement, and some of them are even expected to reach first product launches. We believe that announcing the achievement of such milestones, as they are reached, will enable the capital markets to properly appreciate the value created by the subsidiaries and will also be reflected in Evogene's value recognition.

With respect to demonstration of the advantage of the underlying technology, we believe that it can be recognized through the rapid progress of our subsidiaries' discovery and development pipelines. Moreover, any strategic collaboration entered into by a subsidiary, such as between AgPlenus and Corteva, or equity investment in a subsidiary by a strategic partner, such as Corteva's investment in Lavie Bio, is a vote of confidence in the unique advantages of our technology.

As previously disclosed, some of our subsidiaries are targeting to achieve additional strategic collaborations during 2021-2022. We expect that such collaborations will enable the capital markets to further recognize the unique technological value of our subsidiaries, thus reflecting on Evogene's value, as well.

I am pleased to report that both Evogene and our subsidiaries have been progressing in accordance with their plans during the first quarter of 2021. Each of our subsidiaries has a very promising product pipeline, and their activities are aiming to advance the products towards commercialization.”

Q1 2021 main achievements

Biomica

•
Received additional positive pre-clinical results in its immuno-oncology program demonstrating efficacy of its live biotherapeutic product consortium BMC128 in combination with immune-checkpoint-inhibitors, this time in melanoma.

Canonic

•
Entered into agreements for the production and distribution in Israel of Canonic’s medical cannabis products with Tikun Olam-Cannbit Pharmaceuticals to enable the planned launch of Canonic's first product in 2022.

Lavie Bio

•
Recently appointed Mr. Russ Putland as Vice President Commercial, bringing significant commercial experience to the Lavie Bio management team in preparation for its anticipated product launches starting 2022.

Evogene’s Ag-Seed division

•
Entered a collaboration agreement with a U.S. company, Plastomics, whereby Evogene’s insect control genes, demonstrating new modes of action, will be introduced into soybean, utilizing Plastomics’ disruptive new technology.

“We enthusiastically look forward to continuing our progress, achieving our defined targets, entering into new collaborations, and expanding the use of our technology into new fields of activity,” Mr. Haviv concluded.

Consolidated financial results for the first quarter ended as of March 31, 2021:

Cash position: Evogene maintains a strong financial position for its activities with approximately $70.1 million in consolidated cash, cash related accounts, bank deposits and marketable securities as of March 31, 2021. Approximately $11.8 million of Evogene’s consolidated cash is appropriated to its subsidiary, Lavie Bio.

During the first quarter of 2021, our consolidated net cash usage, excluding $27.1 million of net proceeds raised through an “At the Market Offering” (“ATM”) initiated in January 2021 and concluded during February 2021, was approximately $5.2 million, or $4.0 million, if excluding Lavie Bio. The Company has no bank debt.

In March 2021 we announced a new “ATM” and we had not sold any shares under this offering as of the end of the quarter.

Research and Development (“R&D”) expenses: R&D expenses, which are reported net of grants received, were approximately $4.3 million for the first quarter of 2021 (including a non-cash expense of $0.3 million for amortization of share-based compensation), in comparison to $4.6 million (including a non-cash expense of $0.9 million for amortization of share-based compensation) in the first quarter of 2020. In the first quarter of 2021 the actual R&D expenses slightly decreased, mainly due to a decrease in share-based compensation expenses.

Business Development (“BD”) expenses: BD expenses were approximately $0.6 million for the first quarter of 2021 (including a non-cash expense of $0.1 million for amortization of share-based compensation), in comparison to $1.0 million (including a non-cash expense of $0.7 million for amortization of share-based compensation) in the first quarter of 2020.

General and Administrative (“G&A”) expenses: G&A expenses for the first quarter of 2021 were $1.5 million (including a non-cash expense of $0.1 million for amortization of share-based compensation), in comparison to $1.3 million (including a non-cash expense of $0.3 million for amortization of share-based compensation) in the first quarter of 2020. The increase is mainly attributed to the increase of the costs of directors' and officers' insurance, partially offset by a decrease in non-cash expenses of amortization of share-based compensation.

Operating loss:  Operating loss for the first quarter of 2021 was $6.3 million, in comparison to $6.9 million for the first quarter of 2020. The decrease in operating loss during the first quarter is attributed to the increase in revenues from collaboration agreements compared to the first quarter of 2020 and due to the decrease in aforementioned amortization of share-based compensation expenses.

Loss: The loss for the first quarter of 2021 was $7.1 million in comparison to a loss of $7.2 million for the first quarter of 2020. The slight decrease in the loss for the first quarter is attributed to the reduction in operating loss, partially offset by an increase in financing expenses mainly attributed to exchange rate differences and revaluation of pre-funded warrants.

***

Conference Call & Webcast Details:

Date: May 26, 2021

Time: 9:00 am EST; 16:00 Israel time

Dial-in number:1-888-326-9310 toll free from the United States, or +972-3-925-5901internationally

Webcast: Available at www.evogene.com

Replay Information: A replay of the conference call will be available approximately two hours following the completion of the call.

To access the replay, please dial 1-888-326-9310 toll free from the United States, or +972-3-925-5904 internationally. The replay will be accessible through May 28, 2021, and an archive of the webcast will be available on the Company’s website.

About Evogene Ltd.:

Evogene (NASDAQ: EVGN, TASE: EVGN), is a leading company in leveraging computational biology to design novel products for life-science-based industries including human health, agriculture, and industrial applications. Leveraging Big Data and Artificial Intelligence while incorporating a deep understanding of biology, Evogene established its unique technology, the Computational Predictive Biology (CPB) platform, to computationally design microbes, small molecules and genes as the core components for life-science products. Evogene holds a number of subsidiaries utilizing the CPB platform, for the development of human microbiome-based therapeutics, medical cannabis, ag-biologicals, ag-chemicals, seed traits and ag-solutions for castor oil production. For more information, please visit www.evogene.com.

Forward Looking Statements

This press release contains "forward-looking statements" relating to future events. These statements may be identified by words such as “may”, “could”, “expects”, “intends”, “anticipates”, “plans”, “believes”, “scheduled”, “estimates” or words of similar meaning. For example, Evogene is using forward-looking statement in this press release when it discusses its expected paths to value creation, its and its’ subsidiaries expected trials, studies, product advancements, commercializations, launches, pipelines, milestones, potential collaborations and other plans for 2021 and 2022, the potential advantages of its technology and its anticipated entry into new fields of activity. Such statements are based on current expectations, estimates, projections and assumptions, describe opinions about future events, involve certain risks and uncertainties which are difficult to predict and are not guarantees of future performance. Therefore, actual future results, performance or achievements of Evogene and its subsidiaries may differ materially from what is expressed or implied by such forward-looking statements due to a variety of factors, many of which are beyond the control of Evogene and its subsidiaries, including, without limitation, those risk factors contained in Evogene’s reports filed with the applicable securities authority, as well as a result of the impacts of the COVID-19 pandemic. In addition, Evogene and its subsidiaries rely, and expect to continue to rely, on third parties to conduct certain activities, such as their field-trials and pre-clinical studies, and if these third parties do not successfully carry out their contractual duties, comply with regulatory requirements or meet expected deadlines (including as a result of the effect of the COVID-19 pandemic), Evogene and its subsidiaries may experience significant delays in the conduct of their activities. Evogene and its subsidiaries disclaim any obligation or commitment to update these forward-looking statements to reflect future events or developments or changes in expectations, estimates, projections and assumptions.

Evogene Investor Contact:	US Investor Relations:
Aviva Banczewski / Rivka Neufeld Investor Relations and Public Relations Manager E: IR@evogene.com T: +972-8-931-1900	Joseph Green Edison Group E: jgreen@edisongroup.com T: +1 646-653-7030
Laine Yonker Edison Group E: lyonker@edisongroup.com T: +1 646-653-7035

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

U.S. dollars in thousands (except share and per share data)

	As of March 31,	As of December 31,
	2021	2020
	Unaudited	Audited
CURRENT ASSETS:
Cash and cash equivalents	$38,642	$46,229
Marketable securities	19,948	-
Short-term bank deposits	11,500	2,000
Trade receivables	219	222
Other receivables and prepaid expenses	2,584	3,372

	72,893	51,823
LONG-TERM ASSETS:
Long-term deposits	10	9
Right-of-use-assets	1,882	1,872
Property, plant and equipment, net	2,084	2,072
Intangible assets, net	15,909	16,139

	19,885	20,092

	$92,778	$71,915
CURRENT LIABILITIES:
Trade payables	$993	$863
Employees and payroll accruals	2,397	2,535
Operating lease liability	758	777
Liabilities in respect of government grants	144	72
Pre-funded warrants	-	4,144
Deferred revenues and other advances	26	47
Other payables	1,024	1,238

	5,342	9,676
LONG-TERM LIABILITIES:
Operating lease liability	1,592	1,663
Liabilities in respect of government grants	3,740	3,694

	5,332	5,357
SHAREHOLDERS' EQUITY:
Ordinary shares of NIS 0.02 par value: Authorized − 150,000,000 ordinary shares; Issued and outstanding – 40,414,229 shares as of March 31, 2021 and 35,600,088 shares as of December 31, 2020	230	200
Share premium and other capital reserve	257,184	225,121
Accumulated deficit	(185,878)	(179,276)

Equity attributable to equity holders of the Company	71,536	46,045

Non-controlling interests	10,568	10,837

Total equity	82,104	56,882

	$92,778	$71,915

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

U.S. dollars in thousands (except share and per share data)

	Three months ended March 31,		Year ended December 31,
	2021	2020	2020
	Unaudited		Audited

Revenues	$333	$75	$1,040
Cost of revenues	271	39	574

Gross profit	62	36	466

Operating expenses:

Research and development, net	4,297	4,587	17,287
Business development	570	970	2,672
General and administrative	1,454	1,337	5,321

Total operating expenses	6,321	6,894	25,280

Operating loss	(6,259)	(6,858)	(24,814)

Financing income	52	137	1,591
Financing expenses	(905)	(487)	(2,951)

Financing expenses, net	(853)	(350)	(1,360)

Loss before taxes on income	(7,112)	(7,208)	(26,174)
Taxes on income	8	6	32

Loss	$(7,120)	$(7,214)	$(26,206)

Attributable to:
Equity holders of the Company	(6,602)	(6,228)	(23,374)
Non-controlling interests	(518)	(986)	(2,832)

	$(7,120)	$(7,214)	$(26,206)

Basic and diluted loss per share	$(0.17)	$(0.24)	$(0.83)

Weighted average number of shares used in computing basic and diluted loss per share	38,959,623	25,754,297	28,158,779

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Three months ended March 31,		Year ended December 31,
	2021	2020	2020
	Unaudited		Audited

Cash flows from operating activities:

Loss	$(7,120)	$(7,214)	$(26,206)

Adjustments to reconcile loss to net cash used in operating activities:

Adjustments to the profit or loss items:

Depreciation	330	420	1,792
Amortization of intangible assets	230	233	935
Share-based compensation	531	1,934	4,097
Pre-funded warrants issuance expenses	-	-	211
Decrease in accrued bank interest	12	25	64
Net financing expense	886	376	967
Taxes on income	8	6	32

	1,997	2,994	8,098
Changes in asset and liability items:

Decrease (increase) in trade receivables	3	11	(150)
Decrease (increase) in other receivables	719	(157)	(1,300)
Increase in long-term deposits	(1)	-	-
Increase (decrease) in trade payables	123	(274)	(29)
Increase (decrease) in employees and payroll accruals	(138)	(639)	456
Decrease in other payables	(255)	(212)	(87)
Decrease in deferred revenues and other advances	(21)	(41)	(339)

	430	(1,312)	(1,449)

Cash received (paid) during the period for:

Interest received	69	112	294
Interest paid	(57)	(50)	(238)
Taxes paid	(8)	(6)	(13)

Net cash used in operating activities	(4,689)	(5,476)	$(19,514)

Cash flows from investing activities:

Purchase of property, plant and equipment	(183)	(291)	(682)
Proceeds from sale of marketable securities	201	1,044	2,097
Purchase of marketable securities	(20,281)	-	-
Proceeds from (investments in) bank deposits, net	(9,500)	2,500	8,000

Net cash provided by (used in) investing activities	$(29,763)	$3,253	$9,415

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Three months ended March 31,		Year ended December 31,
	2021	2020	2020
	Unaudited		Audited

Cash flows from financing activities:

Proceeds from issuance of ordinary shares, net of issuance expenses	27,108	-	18,658
Proceeds from issuance of pre-funded warrants	-	-	1,989
Proceeds from advances for pre-funded warrants	-	-	9
Proceeds from exercise of options	445	-	59
Repayment of lease liability	(167)	(177)	(639)
Proceeds from government grants	123	175	320
Repayment of government grants	(20)	-	(22)

Net cash provided by (used in) financing activities	27,489	(2)	20,374

Exchange rate differences - cash and cash equivalent balances	(624)	(512)	1,206

Increase (decrease) in cash and cash equivalents	(7,587)	(2,737)	11,481

Cash and cash equivalents, at the beginning of the period	46,229	34,748	34,748

Cash and cash equivalents, at the end of the period	$38,642	$32,011	$46,229

Significant non-cash activities
Acquisition of property, plant and equipment	$64	$17	$57

Increase (decrease) of right-of-use asset recognized with corresponding lease liability	$162	$-	$(41)

Exercise of options	$-	$-	$57

Ordinary shares issuance expenses	$50	$-	$-